UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SomaLogic, Inc.

(Name of Issuer)

CMLS Holdings II LLC

Eli Casdin and Keith Meister

c/o Corvex Management LP

667 Madison Avenue

New York, New York 10065

(212) 474-6745

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83444K105

(CUSIP Number)

December 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83444K105

1	Names of Reporting Persons CMLS HOLDINGS II LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,146,669 (1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,146,669 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,146,669 (1)(2)(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.8% (8)

14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 83444K105

1	Names of Reporting Persons C-LSH II LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,146,669 (1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,146,669 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,146,669 (1)(2)(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.8% (8)

14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 83444K105

1	Names of Reporting Persons M-LSH II LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,146,669 (1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Voting Power 11,146,669 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,146,669 (1)(2)(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.8% (8)

14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 83444K105

1	Names of Reporting Persons CASDIN CAPITAL, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: AF, OO, SC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 12,604,275 (4)(5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,604,275 (4)(5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,604,275

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.6% (8)

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 83444K105

1	Names of Reporting Persons CASDIN PARTNERS GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: AF, OO, SC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,132,005 (4)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,132,005 (4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,132,005 (4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4% (8)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 83444K105

1	Names of Reporting Persons CASDIN PARTNERS MASTER FUND, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC, OO, SC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,132,005 (4)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,132,005 (4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,132,005 (4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4% (8)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 83444K105

1	Names of Reporting Persons ELI CASDIN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: AF, OO, SC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 36,523 (7)

	8	Shared Voting Power 23,750,944 (1)(2)(3)(4)(5)

	9	Sole Dispositive Power 36,523 (7)

	10	Shared Dispositive Power 23,750,944 (1)(2)(3)(4)(5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,787,467 (1)(2)(3)(4)(5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.4% (8)

14	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 83444K105

1	Names of Reporting Persons KEITH A. MEISTER

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 40,000 (6)

	8	Shared Voting Power 11,146,669 (1)(2)(3)

	9	Sole Dispositive Power 40,000 (6)

	10	Shared Dispositive Power 11,146,669 (1)(2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,186,669

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.8% (8)

14	Type of Reporting Person (See Instructions) HC, IN

(1)	Reflects 6,800,000 shares of common stock of SomaLogic, Inc. (the “Issuer”), par value $0.0001 per share (“Common Stock”).

(2)	Includes 4,346,669 shares of Common Stock issuable upon the exercise of 4,346,669 warrants of the Issuer. Each warrant is exercisable to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment, as described in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2022.

(3)	CMLS Holdings II LLC is the record holder of the 6,800,000 shares and 4,346,669 warrants reported herein. The Board of Managers of CMLS Holdings II LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings II LLC. C-LSH II LLC and M-LSH II LLC are the members of CMLS Holdings II LLC, and Mr. Casdin and Mr. Meister are the managing members of C-LSH II LLC and M-LSH II LLC, respectively. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Common Stock held directly by CMLS Holdings II LLC.

(4)	Includes 10,132,005 shares of Common Stock held of record by Casdin Partners Master Fund, L.P. The shares held by Casdin Partners Master Fund, L.P. may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to Casdin Partners Master Fund, L.P., (ii) Casdin Partners GP, LLC, the general partner of Casdin Partners Master Fund L.P., and (iii) Eli Casdin, the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC. Mr. Casdin disclaims beneficial ownership of such securities except to the extent of its or his respective pecuniary interest therein.

(5)	Includes 2,472,270 shares of Common Stock held of record by Casdin Private Growth Equity Fund, LP. The shares held by Casdin Private Growth Equity Fund, L.P. may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to Casdin Private Growth Equity Fund, L.P., (ii) Casdin Private Growth Equity GP, LLC, the general partner of Casdin Private Growth Equity Fund, L.P., and (iii) Eli Casdin, the managing member of Casdin Capital, LLC and Casdin Private Growth Equity GP, LLC. Mr. Casdin disclaims beneficial ownership of such securities except to the extent of its or his respective pecuniary interest therein.

(6)	The shares reflected as beneficially owned by Mr. Meister consist of 40,000 shares of Common Stock. Such securities are owned by investment funds advised by Corvex Management, L.P. and may be deemed to be indirectly beneficially owned by Keith Meister by virtue of Mr. Meister’s control of the general partner of Corvex Management, L.P.

(7)	Includes 32,833 shares of Common Stock issuable upon exercise of fully vested options and 3,690 shares of Common Stock issuable upon the exercise of options that will vest within 60 days of the date hereof, in each case that were granted to Mr. Casdin in connection with his service on the board of directors of the Issuer.

(8)	Based on 187,525,985 shares of Common Stock stated to be outstanding as of November 4, 2022 in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022.

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) supplements the information set forth in the Schedule 13D (the “Schedule 13D”) filed with the United States Securities and Exchange Commission (the “SEC”) on September 15, 2021, by CMLS Holdings II LLC, Eli Casdin, Keith A. Meister and the other Reporting Persons named therein, relating to the shares of common stock, par value $0.0001 per share (“Common Stock”) of SomaLogic, Inc. (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 4 and 6 to the Schedule 13D are supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

Item 4	Purpose of the Transaction

On December 12, 2022, investment funds advised by Corvex Management LP, the general partner of which is controlled by Mr. Meister, sold 2,460,000 shares of Common Stock to an unaffiliated third party financial institution at a price of $2.55 per share, excluding commissions.

The information set forth in Item 6 is hereby incorporated by reference into this Item 4. Casdin Partners Master Fund, L.P., Casdin Partners GP, LLC, and Eli Casdin acquired beneficial ownership of the Upfront Shares and Milestone Shares described in Item 6 of this Amendment in connection of the closing of the Palamedrix Acquisition.

Item 5	Interest in the Securities of the Issuer

The information set forth in the facing pages of this Schedule 13D with respect to the shared beneficial ownership of Common Stock by the Reporting Persons is incorporated by reference into this Item 5.

The information set forth in Items 2, 3, 4 and 6 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of shares of Common Stock in this Amendment are based upon the 187,525,985 shares of Common Stock stated to be outstanding as of November 4, 2022 in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2022. The filing of this Amendment shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

(b) Keith Meister has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 40,000 shares of Common Stock reported in (a) above and shared power to vote or direct the vote and shared power to dispose or direct the disposition of 11,146,669 shares of Common Stock reported in (a) above. Eli Casdin has sole power to vote or direct the vote of 36,523 shares of Common Stock reported in (a) above, which consist of options that have vested or will vest within 60 days of the date of this Amendment, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of 23,750,944 shares of Common Stock reported in (a) above. The beneficial ownership of the shares of Common Stock reported herein does not include shares underlying unvested options to purchase shares of Common Stock or unvested restricted stock units held by Mr. Casdin, or unvested Milestone Shares, which will not vest or become exercisable within 60 days of the date of this filing, each as described in Item 6 of this Amendment.

Except as described in this Amendment, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Long Swaps

On December 12, 2022, contemporaneously with the sale of 2,460,000 shares of Common Stock described in Item 4 above, investment funds advised by Corvex Management LP (the “Corvex Funds”), the general partner of which is controlled by Mr. Meister, entered into cash-settled swaps (the “Long Swaps”) with an unaffiliated third party financial institution or affiliate of the purchaser of the shares of Common Stock described in Item 4 above that represent the economic long-side exposure to a basket of securities which includes a notional interest in 2,460,000 shares of Common Stock (the “Notional Securities”), representing economic exposure to 1.3% of the outstanding shares, with a reference price of $2.55 per share (the “Reference Price”). Under the terms of the Long Swaps (i) the counterparty will be obligated to pay in cash to the Corvex Funds any positive price performance in the Notional Securities from the Reference Price with respect to the Notional Securities as of the termination of the Long Swaps and (ii) the Corvex Funds will be obligated to pay in cash to the counterparty any negative price performance in the Notional Securities from the Reference Price as of the termination of the Long Swaps, in each case as part of the overall cash payment to be made under the Long Swaps taking into account the other securities reflected in the basket. All balances will be exclusively cash settled at the termination of the Long Swaps. The Long Swaps have a maximum term of three years.

The Long Swaps do not give the Reporting Persons or the Corvex Funds direct or indirect voting, investment, or dispositive control over any securities of the Issuer, do not provide for the Reporting Persons or Corvex Funds to have any power to acquire any shares of Common Stock from the counterparty, and do not require the counterparty to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons hereby expressly disclaim beneficial ownership of the Notional Securities and any other securities that may be referenced in the Long Swaps or other securities or financial instruments that may be held from time to time by the counterparty.

Outstanding Equity Awards held by Mr. Casdin

In connection with Mr. Casdin’s service on the board of directors of the Issuer, Mr. Casdin has been awarded various equity grants. Mr. Casdin currently holds (i) 3,757 unvested restricted stock units granted on September 1, 2021, which vest if at any time between the 13-month anniversary of the consummation of the Issuer’s business combination with CM Life Sciences II Inc. (the “Business Combination”), which closed on September 1, 2021, and the 24-month anniversary of the consummation of the Business Combination, or in connection with a subsequent change in control, the closing price of the Common Stock is greater than or equal to $20.00 for a period of at least 20 out of 30 consecutive trading days, subject to continued service through such dates, (ii) 41,905 unvested options granted on February 19, 2021, which shall vest as to 25% of the shares one year after the grant date, with the remaining shares to vest in equal monthly installments thereafter starting on the 1st day of the following full month until fully vested (20,955 of which have vested or will vest within 60 days of the date of this Amendment and are reported in Section (a) of Item 5), (iii) 46,705 unvested options granted on October 27, 2021, which shall vest as to 25% of the shares one year after the grant date, with the remaining shares to vest in equal monthly installments thereafter starting on the 1st day of the following full month until fully vested (15,568 of which have vested or will vest within 60 days of the date of this Amendment and are reported in Section (a) of Item 5), (iv) 20,600 unvested options which vest in full one year after the grant date on March 1, 2022, and (v) 3,430 unvested restricted stock units granted on March 1, 2022.

Palamedrix Acquisition

On July 25, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Palamedrix, Inc. (“Palamedrix”), and the other parties thereto, pursuant to which, on August 31, 2022, the Issuer acquired Palamedrix (the “Palamedrix Acquisition”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, the Issuer paid Palamedrix’s securityholders upfront consideration in an aggregate amount of approximately $14.0 million payable in cash, subject to customary purchase price adjustments, and $21.0 million payable in shares of Common Stock (the “Upfront Shares”). The Upfront Shares were (i) valued using the volume-weighted average price of the Common Stock over the five (5) consecutive trading day period beginning on the trading day that is six (6) trading days immediately preceding the date of the Merger Agreement and ending on and including the trading day that is immediately preceding the date of the Merger Agreement and, (ii) with respect to certain Palamedrix securityholders, subject to vesting over the three years following the consummation of the Merger. In addition, certain Palamedrix Securityholders were eligible to receive up to an additional $17.5 million in milestone payments upon the achievement of certain pre-specified revenue milestones, payable through a mixture of cash and Common Stock. The shares of Common Stock payable as milestone consideration (the “Milestone Shares”) will be valued using the volume-weighted average price of the Common Stock over the five (5) consecutive trading day period beginning on the trading day that is six (6) trading days immediately preceding the date that the applicable milestone is achieved and ending on and including the trading day that is immediately prior to the date that the applicable milestone is achieved.

At the closing of the transactions contemplated by the Merger Agreement, Casdin Partners Master Fund, L.P., a former securityholder of Palamedrix, received $0.8 million in cash, 215,193 Upfront Shares, and the right to receive 94,757 Milestone Shares.

The foregoing description of the Palamedrix Acquisition and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Amendment and is incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

Exhibit No.	Description
3	Agreement and Plan of Merger, dated as of July 25, 2022, by and among SomaLogic, Merger Sub I, Merger Sub II, Palamedrix, and the Securityholder Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 27, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2022	CMLS HOLDINGS II LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Manager

Date: December 14, 2022	C-LSH II LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: December 14, 2022	M-LSH II LLC

	By:	/s/ Keith A. Meister
	Name:	Keith A. Meister
	Title:	Managing Member

Date: December 14, 2022	CASDIN CAPITAL, LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: December 14, 2022	CASDIN PARTNERS GP, LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: December 14, 2022	CASDIN PARTNERS MASTER FUND, L.P.
By: Casdin Partners GP, LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: December 14, 2022	/s/ Eli Casdin
Eli Casdin

Date: December 14, 2022	/s/ Keith A. Meister
Keith A. Meister